Mail Stop 6010

September 9, 2008

Abhijit Y. Talwalkar
President and Chief Executive Officer
LSI Corporation
1621 Barber Lane
Milpitas, California 95035

      Re: **LSI Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              File No. 1-10317

Dear Mr. Talwalkar:

      We have reviewed your letter dated July 8, 2008 regarding the above filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 11. Executive Compensation, page 99</u>

1.   We note your response to comment 3. In future filings, as applicable, please provide additional, quantitative analysis as to how the "other factors" referred to in your proxy statement factored into the determination of the amount of the option awards made to the named executive officers. Also ensure that your disclosure addresses the reasons for the varying levels of awards among those officers; for instance, it is not clear from your disclosure why Mr. Richardson was awarded an option covering over 150,000 more shares than any other officer.

      Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney